Filed pursuant to Rule 433 Registration No. 333-125271

Dated August 13, 2007

Wachovia Corporation

$1,750,000,000 Three-Month LIBOR Floating Rate Notes due August 20, 2009

Issuer:	Wachovia Corporation
Principal Amount:	$1,750,000,000
Trade Date:	August 13, 2007
Settlement Date:	August 20, 2007
Maturity Date:	August 20, 2009
Interest Rate & Spread:	3 Month USD-LIBOR-BBA plus 0.16%
Coupon Reset Dates:	Quarterly on the 20th of February, May, August and November
First Coupon Reset Date:	November 20, 2007
Payment Dates:	Quarterly on the 20th of February, May, August and November
First Payment Date:	November 20, 2007
Business Day Convention:	Modified Following Business Day (London & New York Business Days)
Index Definition:	USD-LIBOR-BBA means that the rate for a Coupon Reset Date will be the rate for deposits in U.S. Dollars for a period of the Index Maturity which appears on the Reuters LIBOR01 page as of 11:00 a.m., GMT, on the day that is two London Banking days preceding that Coupon Reset Date.
Day Count Basis:	Actual/ 360
Price to Public:	100.00%
Gross Spread:	0.15%
Gross Spread ($):	$2,625,000
Net Proceeds to Issuer:	$1,747,375,000
CUSIP/ ISIN:	929903EC2/ US929903EC26
Sole Book-Running Lead Manager:	Wachovia Capital Markets, LLC	$1,671,250,000
Co-Managers:	Guzman & Company	$26,250,000
	Jackson Securities, LLC	$26,250,000
	M. R. Beal & Company	$26,250,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-289-1262 or you may e-mail a request to syndicate.ops@wachovia.com.